Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638
Phone: (574) 294-7511 ● Fax: (574) 522-5213

November 15, 2011

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549-4631
Attention:  Rufus Decker
Accounting Branch Chief

Re:          Patrick Industries, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Form 10-Q for Fiscal Quarter ended June 26, 2011
File No. 000-03922

Dear Mr. Decker:

The following contains the responses of Patrick Industries, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated October 20, 2011, concerning the above-referenced documents.  For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2010
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE: Drafts of additional disclosures or other revisions responsive to the written comments are set forth below. All revisions will be included in our future filings, as appropriate.

Critical Accounting Policies

Impairment of Goodwill and Other Acquired Intangible Assets, page 45

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	How the methodologies used for valuing goodwill in the current year have changed since the prior year;
•	What consideration you give to your market capitalization in your goodwill impairment analysis; and
•
To the extent that any of your reporting units have estimated  fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups including intangible assets for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

RESPONSE:

In future annual filings, we will include the following disclosure in the “Impairment of Goodwill and Other Acquired Intangible Assets” section of Critical Accounting Policies.

“Goodwill represents the excess of cost over the fair value of the net assets acquired.  Other intangible assets acquired are classified as either trademarks, customer relationships or non-compete agreements.  The Company’s goodwill and its other intangible assets balances at December 31, 2010 were $3.0 million and $7.9 million, respectively.

Goodwill and indefinite-lived intangible assets such as trademarks are not amortized but are subject to an annual (or under certain circumstances more frequent) impairment test in the fourth quarter based on their estimated fair value.  We test more frequently, if there are indicators of impairment, or whenever such circumstances suggest that the carrying value of goodwill or trademarks may not be recoverable.  These indicators include a sustained significant decline in our share price and market capitalization, a decline in our expected future cash flows, or a significant adverse change in the business climate.  A significant adverse change in the business climate could result in a significant loss of market share or the inability to achieve previously projected revenue growth.  No such events occurred during 2010 or 2009 that indicate the existence of impairment with respect to our reported goodwill, trademarks or other intangible assets.

We perform impairment reviews of goodwill at the reporting unit level, one level below the business segment.  A reporting unit constitutes a business for which discrete profit and loss financial information is available.  The Company’s reportable segments, Manufacturing and Distribution, are those based on the Company’s method of internal reporting which segregates its businesses by product category and production/distribution process.

Goodwill and other intangible assets are allocated to the Company’s reporting units at the date they are initially recorded.  Once goodwill has been allocated to a reporting unit, it generally no longer retains its identification with a particular acquisition, but instead becomes identified with the reporting unit as a whole.  The Company’s Manufacturing segment includes goodwill originating from the acquisitions of Gravure and Quality Hardwoods Sales (“Quality Hardwoods”).  While Gravure remains a reporting unit of the Company for which impairment is assessed, Quality Hardwoods is assessed for impairment as part of the Company’s hardwood door reporting unit.  The Company’s Distribution segment includes goodwill originating from the acquisition of Blazon International Group, which remains a reporting unit for which impairment is assessed.

Finite-lived intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated undiscounted cash flows when impairment indicators exist.  Newly acquired indefinite-lived assets are more vulnerable to impairments as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period.  As such, immediately after acquisition, even a small decline in the outlook for these products can negatively impact our ability to recover the carrying value and can result in an impairment loss.

We based our determination of the fair value of each of our reporting units using the income approach or a discounted cash flow (“DCF”) model.  Preparation of forecasts and selection of the discount rate for use in the DCF model involve significant judgments and assumptions, and changes in these estimates could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge.  We start with a forecast of expected net cash flows associated with the reporting unit, and discount the cash flow forecasts using the weighted-average cost of capital method at the date of evaluation.  Other estimates and assumptions include but are not limited to, terminal growth rate, the weighted average cost of capital, five-year compound average growth rate, and forecasts of revenue, operating income, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and capital expenditures.  Analyses for 2009 and 2010 indicated our assumptions and estimates were reasonable.  However, a future decline in the overall market value of the Company’s equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.  While we do consider our market capitalization in assessing goodwill impairment, it is not weighted heavily, as the Company’s market value of its common stock may be materially impacted by the significant ownership (55%) of a single majority shareholder, Tontine Capital Partners, L.P. and affiliates.

One measure of the sensitivity of the amount of goodwill impairment changes to key assumptions is the amount by which each reporting unit’s fair value exceeded the carrying amount (Step 1 of the goodwill impairment test).  Based on the results of Step 1 of our annual impairment analysis of goodwill for 2010, we determined that the estimated fair value substantially exceeded the carrying value in aggregate for the reporting units within the Manufacturing segment by approximately 150%.  For the reporting unit within the Distribution segment, the estimated fair value exceeded the carrying value by more than 500%.  The goodwill allocated to the Manufacturing and Distribution segment reporting units was $2.9 million and $0.1 million, respectively, as of December 31, 2010.

In addition, there are no long-lived assets or asset groups, including tangible assets, for which we have determined that undiscounted cash flows is not substantially in excess of the carrying value or that could materially impact our operating results or total shareholders’ equity.

We have not made any material changes to our methods of evaluating goodwill and intangible asset impairments during the last three years.  We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment in the foreseeable future.”

The following disclosure will be included in our future interim filings beginning with the Company’s Report on Form 10-Q for the third quarter of 2011:

“Goodwill and other intangible assets are allocated to the Company’s reporting units at the date they are initially recorded.  Goodwill and indefinite-lived intangible assets are not amortized but are subject to an annual (or under certain circumstances more frequent) impairment test based on their estimated fair value.  Goodwill impairment testing is performed at the reporting unit level, one level below the business segment.   The Company’s Manufacturing segment includes goodwill originating from the acquisitions of Gravure and Quality Hardwoods Sales (“Quality Hardwoods”).  While Gravure remains a reporting unit of the Company for which impairment is assessed, Quality Hardwoods is assessed for impairment as part of the Company’s hardwood door reporting unit.  The Company’s Distribution segment includes goodwill originating from the acquisition of Blazon International Group, which remains a reporting unit for which impairment is assessed.

Finite-lived intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated undiscounted cash flows when impairment indicators exist.   The Company performs the required impairment test of goodwill in the fourth quarter or more frequently, if events or changes in circumstances indicate that the carrying value may exceed the fair value. No impairment was recognized during the third quarter and nine months ended September 25, 2011.  There have been no material changes to the methods of evaluating goodwill and intangible asset impairments during 2011.  The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment in the foreseeable future.”

Financial Statements

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies and Practices

Assets Held For Sale, page F-10

3.
You sold your Oregon facility in February 2010 and your Fontana, California facility in March 2010.  You are continuing to operate in both facilities under lease agreements.  You recorded a pre-tax gain on the sale of the Oregon facility of $0.8 million in the first quarter of 2010.  Of the total pre-tax gain of $2.7 million for the sale of the Fontana, California facility, $2.0 million was recognized in the first quarter of 2010.  The remaining $0.7 million was deferred and is being offset against future lease payments. Please help us better understand how you determined the appropriate accounting for each of these transactions pursuant to ASC 840-40. Please provide us with your analysis for each of these transactions pursuant to ASC 840-40-25, including what consideration you gave as to whether you have any continuing involvement. Please also expand your disclosures to address why there are differences in accounting for the gains of each of these sale-leaseback transactions, the significant terms of each lease agreement entered into, and the period over which you are amortizing the gain on the sale of the Fontana, California facility.

RESPONSE:

The appropriate accounting for the sale of our Oregon facility in February 2010 and the sale of our Fontana, California facility in March 2010 was determined pursuant to the provisions of ASC 840-40-25-9 which state that sale-leaseback accounting shall be used by a seller-lessee only if a sale-leaseback transaction meets all of the following criteria:

•	The sale-leaseback meets the definition of a normal leaseback;

•	The payment terms and provisions adequately demonstrate the buyer-lessor’s initial and continuing investment in the property as described in paragraphs 360-20-40-9 through 40-24; and

•
The payment terms and provisions transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee as described in paragraphs 360-20-40-37 through 40-64, 840-40-25-13 through 25-14, and 840-40-25-17.

The sale of the California facility satisfied all the conditions to qualify as an operating lease under the provisions of ASC 840-10-25-1 and 840-10-25-30, while the sale of the Oregon facility did not.

If the sale-leaseback transaction results in an operating lease, the timing of the recognition of the gain on the sale depends on whether the seller has leased back a minor portion of the asset or more than a minor portion.  If the present value of a reasonable amount of rental for the leaseback period represents 10% or less of the fair value of the asset sold, the seller-lessee has leased back a minor portion.

The net proceeds from the sale of the Company-owned facility in Oregon of $4.0 million exceeded the carrying value of $3.2 million when it was sold in February 2010, resulting in a pretax gain on sale of $0.8 million.   The Company operated in the same facility under a license agreement with the purchaser for the use of a portion of the square footage previously occupied until December 31, 2010.  The Company subsequently entered into a short-term lease agreement with the purchaser with respect to a portion of this facility in a separate and distinct transaction on January 1, 2011.   The current lease term expires in December 2011.  The Company expects to renew the lease agreement for an additional one year period.

The net proceeds from the sale of the Company-owned facility in California of $4.3 million exceeded the carrying value of $1.6 million when it was sold in March 2010, resulting in a total pretax gain on sale of $2.7 million.  In connection with the sale, the Company entered into a lease agreement with the purchaser which allowed the Company to continue operating in a portion of the facility.  Since the Company determined that it has less than substantially all of the use of the property, the pretax gain in excess of the present value of the rent of $2.0 million was recognized immediately into earnings in the first quarter of 2010.  The remaining $0.7 million of the pretax gain was deferred and is being offset against future lease payments (beginning in the second quarter of 2010) over the 24-month term of the lease in proportion to the related gross rentals.  The current lease term expires in March 2012.  The Company expects to renew the lease agreement for an additional six-month period to September 2012.  The deferred gain recognized during 2010 was $0.3 million.

Specifically, the portion of the total pretax gain of $0.7 million that was deferred was calculated as follows: the present value of the amount of rentals for the leaseback period was greater than 10% of the fair value of the asset sold.  The monthly rental is approximately $33,359 for 24 months, which is a total of $800,621.  The present value of this amount is $737,590, which is more than 10% of the asset’s fair value.

In future annual filings, we will address why there are differences in accounting for the gains of each these sale-leaseback transactions, the significant terms of each lease agreement entered into, and the period over which we are amortizing the gain on the sale of the Fontana, California facility, as described above, under the “Assets Held For Sale” section of the Summary of Significant Accounting Policies and Practices” note to the consolidated financial statements.  The following disclosure will be included in our future interim filings beginning with the Company’s Report on Form 10-Q for the third quarter of 2011, in the “Gain on Sale of Fixed Assets” note to the condensed consolidated financial statements as presented below.

“In the fourth quarter of 2009, the Company entered into a listing agreement to sell its manufacturing and distribution facility in Woodburn, Oregon.  Approximately $3.2 million of carrying value for this facility was classified as assets held for sale as of December 31, 2009.  The net proceeds from the sale of this facility of $4.0 million exceeded the carrying value when it was sold in February 2010, resulting in a pretax gain on sale of $0.8 million.  The pretax gain was recognized into earnings in the first quarter of 2010.   The Company operated in the same facility under a license agreement with the purchaser for the use of a portion of the square footage previously occupied until December 31, 2010.  The Company subsequently entered into a short-term lease agreement with the purchaser with respect to a portion of this facility in a separate and distinct transaction on January 1, 2011.   The current lease term expires in December 2011.  The Company expects to renew the lease agreement for an additional one year period.

During the fourth quarter of 2008, the Company entered into a listing agreement to sell its remaining manufacturing and distribution facility in Fontana, California.  Approximately $1.6 million of carrying value for this facility was classified as assets held for sale as of December 31, 2009.  The net proceeds from the sale of this facility of $4.3 million exceeded the carrying value when it was sold in March 2010, resulting in a total pretax gain on sale of $2.7 million.  In connection with the sale, the Company entered into a lease agreement with the purchaser which allowed the Company to continue operating in a portion of the facility.  Since the Company determined that it has less than substantially all of the use of the property, the pretax gain in excess of the present value of the rent of $2.0 million was recognized immediately into earnings in the first quarter of 2010.  The remaining $0.7 million of the pretax gain was deferred and is being offset against future lease payments (beginning in the second quarter of 2010) over the 24-month term of the lease in proportion to the related gross rentals.  The lease term will expire in March 2012.  The deferred gain recognized during both the third quarter ended September 25, 2011 and September 26, 2010 was $0.1 million.  The deferred gain recognized for the comparable nine months periods was $0.3 million and $0.2 million, respectively.”

FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 26, 2011

General

4.	Please address the above comments in your interim filings as well, as applicable.

RESPONSE:   The above comments as they relate to our fiscal year 2011 interim filing for the quarterly period ended September 25, 2011 have been addressed in the responses previously provided in this letter, as applicable.

Financial Statements

Notes to the Financial Statements

Note 10.  Long-Term Credit Facility and Long-Term Debt, page 10

5.
You are subject to financial covenants under the secured senior credit facility agreement, which include a minimum fixed charge coverage ratio, minimum excess availability under the Revolver, and annual capital expenditure limitations. Please disclose whether you were in compliance with your debt covenants.  Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts.  Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

In future filings, we will disclose whether we are in compliance with our debt covenants and the specific terms of those debt covenants and any other covenants to which we are subject under the terms of our secured senior credit facility.  In addition, we will disclose the required minimum fixed charge coverage ratio, the required minimum excess availability under the revolver, and the annual capital expenditure limitation and the corresponding actual amounts as of each reporting date in the notes to the condensed consolidated financial statements on an interim basis and in the notes to the consolidated financial statements on an annual basis as presented below.  We have been in compliance with all of our debt covenants at each reporting date in 2011 as required under the terms of our secured senior credit facility.  We expect to maintain compliance with the financial covenants noted above based on the Company’s 2011 and 2012 operating plans, notwithstanding continued uncertain and volatile market conditions.

We do not plan to include an actual calculation for each of the financial covenants with a corresponding reconciliation to GAAP, since the complexity and length of the detailed calculations would not add significant further clarity.  However, in future filings, beginning with the Company’s Report on Form 10-Q for the third quarter of 2011, we will add the following detailed descriptions of the calculations required for the fixed charge coverage ratio and for the availability under the revolver financial covenants.

“Pursuant to the 2011 Credit Agreement, the financial covenants include (a) a minimum fixed charge coverage ratio, measured on a month-end basis, of at least 1.25:1.00 for the 12 month period ending on such month-end; (b) a required minimum excess availability plus qualified cash at all times under the Revolver of at least $2.0 million; and (c) for fiscal year 2011, a limitation on annual capital expenditures of $4.0 million.

The fixed charge coverage ratio is the ratio for any period of (i) earnings before interest, taxes, depreciation and amortization (“EBITDA”) minus capital expenditures made to (ii) fixed charges.  Fixed charges for any fiscal period is the sum of (a) interest expense accrued (other than interest paid-in-kind, amortization of financing fees, and other non-cash interest expense),  (b) principal payments in respect of indebtedness that are required to be paid, (c) all federal, state, and local income taxes accrued, and (d) all restricted junior payments paid (whether in cash or other property, other than common stock).

Excess availability for any period refers to the amount that the Company is entitled to borrow as advances under the 2011 Credit Agreement (after giving effect to all  outstanding obligations) minus the aggregate amount, if any, of the Company’s trade payables aged in excess of historical levels and all book overdrafts of the Company in excess of historical practices.

As of and for the fiscal period ended September 25, 2011, the Company was in compliance with all three of its financial covenants.  The required minimum fixed charge coverage ratio, minimum excess availability plus qualified cash, and the annual capital expenditures limitation amount compared to the actual amounts as of and for the fiscal period ended September 25, 2011 are as follows:”

(thousands except ratio)	Required	Actual
Fixed charge coverage ratio (12-month period)	1.25	6.2
Excess availability plus qualified cash (end of period)	$2,000	$10,172
Annual capital expenditures limitation (actual year-to-date)	$4,000	$1,643

The following table is provided as supplemental information and is included solely to present similar information regarding the Company’s compliance with all three of its financial covenants for which it is subject under the secured senior credit facility as of and for the fiscal period ended June 26, 2011.  The required minimum fixed charge coverage ratio, minimum excess availability plus qualified cash, and the annual capital expenditures limitation amount compared to the actual amounts as of and for the fiscal period ended June 26, 2011 are as follows:

(thousands except ratio)	Required	Actual
Fixed charge coverage ratio (12-month period)	1.25	3.4
Excess availability plus qualified cash (end of period)	$2,000	$5,755
Annual capital expenditures limitation (actual year-to-date)	$4,000	$1,168

Management’s Discussion and Analysis

Summary of Liquidity and Capital Resources, page 25

6.
Cash, cash equivalents, cash generated from operations and borrowings available under your 2011 Credit Facility are expected to be sufficient to finance your known and /or foreseeable liquidity and capital needs for at least the next 12 months, exclusive of any acquisitions.  Please further enhance your disclosures to address the following:

•
Please address what consideration you gave to your net cash used rather than provided by operating activities for the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient;

•
Your disclosures in Note 10 to the financial statements indicate that borrowings under the revolving line of credit are subject to a borrowing base, up to a maximum borrowing limit of $50 million.  Please disclose the actual amounts available as of the end of each period;

•	Please discuss any significant changes on your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources; and
•
Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources.

Refer to Items 303(a)(1) and (b) of Regulation S-K.

RESPONSE:  In future filings, the Company will enhance its Summary of Liquidity and Capital Resources section within “Management’s Discussion and Analysis” to (1) address, in any period in which operating activities used cash, whether  such use of cash affected our conclusion as to whether or not our sources of cash would be sufficient to finance our capital requirements; (2) disclose the actual amounts available under the revolving line of credit as of the end of each period presented; (3) discuss significant changes in sources and uses of cash and impact of these changes on our liquidity and capital resources; and (4) discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way or that will impact our capital resources.  The following is an example of the revised disclosure that we will include in our future filings beginning with our Report on Form 10-Q for  the third quarter of 2011:

“Our primary sources of liquidity are cash flow from operations, which primarily includes selling our products and collecting receivables, available cash reserves and borrowing capacity available under the 2011 Credit Facility.  Our primary uses of cash are to meet working capital demands, which primarily include paying our creditors and employees, meet debt service requirements, fund acquisitions and support our capital expenditure plans.  We also have a substantial asset collateral base, which we believe, if sold in the normal course, is sufficient to cover our outstanding senior debt.

We are subject to market risk primarily in relation to our cash and short-term investments.  The interest rate we may earn on the cash we invest in short-term investments is subject to market fluctuations.  While we attempt to minimize market risk and maximize return, changes in market conditions may significantly affect the income we earn on our cash and cash equivalents and short-term investments.  In addition, all of our debt obligations under our 2011 Credit Facility are currently subject to variable rates of interest.

Cash, cash equivalents, cash generated from operations and borrowings available under our 2011 Credit Facility are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company for at least the next 12 months, exclusive of any acquisitions, based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs.”

Although operating activities provided net cash in the first nine months of 2011, $1.3 million of cash was used by operating activities through the first six months of 2011.  Because we believe that the use of cash in the first half of 2011 largely reflected the seasonal working capital requirements of our business, it did not affect our conclusion that our sources of cash would be sufficient to finance our capital requirements for the next twelve months.

The third quarter 2011 Form 10-Q disclosure further stated that: “Borrowings under our Revolver are subject to a borrowing base, up to a maximum borrowing limit of $50.0 million.  The borrowing base (as defined in the 2011 Credit Agreement), as of any date of determination, is the sum of current asset availability plus fixed asset availability less the aggregate amount of reserves, if any.  The actual borrowing base available as of September 25, 2011 was $36.4 million.” [Supplemental information that was not included in the third quarter 2011 Form 10-Q disclosure: The actual borrowing base available as of June 26, 2011 was $38.3 million.]

“Our ability to access unused borrowing capacity under the 2011 Credit Facility as a source of liquidity is dependent on our maintaining compliance with the financial covenants as specified under the terms of the 2011 Credit Agreement.  Based on our 2011 and 2012 operating plans, we expect to continue to maintain compliance with the financial covenants under our 2011 Credit Agreement, notwithstanding continued uncertain and volatile market conditions.

If we fail to comply with the covenants under the 2011 Credit Agreement, there can be no assurance that the lenders that are party to our 2011 Credit Agreement will consent to an amendment of the 2011 Credit Agreement.   In this event, the lenders and/or the holders of the Notes could cause the related indebtedness to become due and payable prior to maturity or it could result in the Company having to refinance its indebtedness under unfavorable terms.  If our debt were accelerated, our assets might not be sufficient to repay our debt in full should they be required to be sold outside of the normal course of business, such as through forced liquidation or bankruptcy proceedings.

Management has also identified other actions within its control that could be implemented, if necessary, to provide liquidity and help the Company reduce its leverage position.  These actions include the exploration of asset sales, divestitures and other types of capital raising alternatives.

As we navigate through the remainder of 2011, our management team is focused on keeping costs aligned with revenue, further improving operating efficiencies, aggressively managing inventory levels and pricing, and acquiring businesses/product lines that meet established criteria, all of which may impact our sources and uses of cash from period to period and impact our liquidity levels.  In addition, future liquidity and capital resources may be impacted as we continue to make targeted capital investments to support new business and leverage our operating platform.  In particular, in the fourth quarter of 2011, the Company commenced a project to replace and upgrade its Enterprise Resource Planning software system over the next 18 to 24 months that will require upgrades to and/or the replacement of existing hardware and software in addition to costs incurred from the services provided by third party consultants.

Our working capital requirements vary from period to period depending on manufacturing volumes related to the RV and MH industries, the timing of deliveries, and the payment cycles of our customers.  In the event that our operating cash flow is inadequate and one or more of our capital resources were to become unavailable, we would seek to revise our operating strategies accordingly.  We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance, current economic and capital market conditions, and other relevant circumstances.”

  *  *  *  *

In connection with our response to your comments, we acknowledge that: (1) We are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely yours,

/s/ Andy L. Nemeth
Andy L. Nemeth
Executive Vice President – Finance and Chief Financial Officer